SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 11-K

\X\ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended June 30, 2002, or
\ \ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the transition period from ___________ to _______________


Commission file number 001-00434

A. Full title of the plan and the address of the plan, if different from that of the issuer named below: Procter & Gamble Ireland Employees Share Ownership Plan, c/o Irish Pensions Trust Limited, 25/28 Adelaide Road, Dublin 2, Ireland.

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: The Procter & Gamble Company, One Procter & Gamble Plaza, Cincinnati, Ohio 45202.


REQUIRED INFORMATION

Item 4. Plan Financial Statements and Schedules Prepared in Accordance With the Financial Reporting Requirements of ERISA.

       --------------------------------------------------------------

       PROCTER & GAMBLE
       IRELAND
       EMPLOYEES SHARE OWNERSHIP PLAN


       STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS AS OF
       JUNE 30, 2002 AND 2001, STATEMENTS OF CHANGES IN NET
       ASSETS AVAILABLE FOR BENEFITS FOR THE YEARS ENDED
       JUNE 30, 2002, 2001 AND 2000, AND INDEPENDENT AUDITORS' REPORT

       --------------------------------------------------------------

PROCTER & GAMBLE IRELAND
EMPLOYEES SHARE OWNERSHIP PLAN




TABLE OF CONTENTS
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                                                                            PAGE

INDEPENDENT AUDITORS' REPORT                                                   1

FINANCIAL STATEMENTS:

   Statements of Net Assets Available for Benefits as of
     June 30, 2002 and 2001                                                    2

   Statements of Changes in Net Assets Available for Benefits
      for the Years Ended June 30, 2002, 2001 and 2000                         3

   Notes to Financial Statements for the Years Ended
     June 30, 2002, 2001 and 2000                                              4

INDEPENDENT AUDITORS' REPORT


To the Trustees of the Procter & Gamble Ireland Employees Share Ownership Plan:

We have audited the accompanying statements of net assets available for benefits of the Procter & Gamble Ireland Employees Share Ownership Plan ("the Plan") as of June 30, 2002 and 2001, and the related statements of changes in net assets available for benefits for each of the three years in the period ended June 30, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of June 30, 2002 and 2001, and the changes in net assets available for benefits for each of the three years in the period ended June 30, 2002, in conformity with accounting principles generally accepted in the United States of America.




/S/ DELOITTE & TOUCHE
---------------------
DELOITTE & TOUCHE
Newcastle upon Tyne, United Kingdom

9 October 2002

PROCTER & GAMBLE IRELAND
EMPLOYEES SHARE OWNERSHIP PLAN



STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF JUNE 30, 2002 AND 2001
---------------------------------------------------------------------------------------------------
                                                                           2002               2001
                                                                          (Euro)             (Euro)
ASSETS:
  Investment in Procter & Gamble Company Stock, at fair value         1,647,976          1,006,621
  Investment in J.M.Smucker Company Stock, at fair value                 12,155                  -
  Cash at bank and in hand                                                2,014              3,442
  Other debtors                                                               -              3,562
  Due from other schemes                                                  8,541                943
  Due from Procter & Gamble                                               2,571                366
                                                                     -----------------------------
           Total assets                                               1,673,257          1,014,934
                                                                     -----------------------------

LIABILITIES:
  Accrued administrative expenses                                        (3,266)              (645)
  Distributions payable                                                  (9,860)            (7,668)
                                                                     -----------------------------
          Total liabilities                                             (13,126)            (8,313)
                                                                     -----------------------------

NET ASSETS AVAILABLE FOR BENEFITS                                     1,660,131          1,006,621
                                                                     =============================

See notes to financial statements.



PROCTER & GAMBLE IRELAND
EMPLOYEES SHARE OWNERSHIP PLAN



STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED JUNE 30, 2002, 2001 AND 2000
--------------------------------------------------------------------------------------------------------------

                                                                  2002                2001               2000
                                                                 (Euro)              (Euro)             (Euro)
ADDITIONS (LOSSES):
  Investment income:
    Net appreciation (depreciation) in fair value of
      Company Stock                                            228,788             124,369           (189,618)
    Interest and dividend income                                18,557              10,617              4,505
                                                            -------------------------------------------------
     Total investment income (loss)                            247,345             134,986           (185,113)
                                                            -------------------------------------------------
  Contributions from Procter & Gamble companies                276,892             221,440            156,320
  Contributions from participants                              276,892             221,440            156,320
                                                            -------------------------------------------------
     Total contributions                                       553,784             442,880            312,640
                                                            -------------------------------------------------
  Other income                                                       -               1,450                794
  The J.M.Smuckers Company common stock  received               11,784                   -                  -
  Income from Procter & Gamble companies                        14,770                   -                  -
                                                            -------------------------------------------------
           Total additions                                     827,683             579,316            128,321
                                                            -------------------------------------------------

DEDUCTIONS:
  Distributions and withdrawals to participants               (156,761)            (28,219)            (4,477)
  Administrative expenses                                      (17,412)                (39)              (799)
                                                            -------------------------------------------------
           Total deductions                                   (174,173)            (28,258)            (5,276)
                                                            -------------------------------------------------

NET INCREASE                                                   653,510             551,058            123,045

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                                          1,006,621             455,563            332,518
                                                            -------------------------------------------------

  End of year                                                1,660,131           1,006,621            455,563
                                                            =================================================

See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2002, 2001 AND 2000
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1.    PLAN DESCRIPTION

      The following brief description of the Procter & Gamble Ireland Employees Share Ownership Plan ("Plan") is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

      GENERAL - The Plan is a share purchase plan established by Procter & Gamble to provide a means for eligible Irish employees to tax efficiently purchase shares in The Procter & Gamble Company ("Parent"). The scheme administrators on behalf of the Trustees of the Plan hold the Plan assets.

      CONTRIBUTIONS- Employees can contribute up to 2.5% of their base salary. The participating Procter & Gamble companies (see note 6) match all contributions by employees in full.

      WITHDRAWALS - Participants may withdraw shares from the scheme at any time subject to the following Plan rules. Participants cannot withdraw shares from the Plan within 3 years of purchase. Participants who withdraw shares from the Plan after 3 years can do so without attracting any income tax.

      ADMINISTRATION - The Plan is administered by Mercer Limited who were appointed by the Trustees of the Plan.

      PARTICIPANT ACCOUNTS - Each participant's account is credited with an allocation of the Plan's shares. The benefit to which a participant is entitled is limited to the shares that can be provided from the participant's account.

2.    SIGNIFICANT ACCOUNTING POLICIES

      BASIS OF ACCOUNTING - The accompanying financial statements have been prepared on the accrual basis of accounting and the Plan's net assets and transactions are recorded at fair value. The Plan's investment in the Company common stock is valued at fair value and is translated into Euros ("(euro)") at the rate of exchange at June 30.

      EXPENSES OF THE PLAN - Investment management expenses and all other fees/expenses are paid by the participating Procter & Gamble companies (see note 6).

      USE OF ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

      The plan invests in The Procter & Gamble Company common stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for plan benefits.

      RECLASSIFICATION - Certain prior year amounts have been reclassified to confirm with the 2002 presentation.

      THE J.M. SMUCKER COMPANY COMMON STOCK - In May of 2002, the Jif peanut butter and Crisco shortening brands were spun-off to the Company's shareholders and subsequently merged into The J.M. Smucker Company ("Smucker"). As a result of the spin-off, participants holding common stock received one share of Smucker stock for each fifty shares of Company common stock. The cost basis of the Company common stock prior to the Smucker spin-off was allocated between the Company common stock held and the Smucker common stock received. Participants have the option of selling the Smucker common stock but are not permitted to purchase additional shares of Smucker stock.

3.    TAX STATUS

      The Irish Tax Authority has determined and informed the Company that it is an approved Employee Share Scheme under Irish tax legislation. Therefore, the Plan Administrator believes that the Plan was qualified and tax-exempt as of June 30, 2002 and 2001 and no provision for income taxes has been reflected in the accompanying financial statements.

4.    DISTRIBUTIONS PAYABLE

      Distributions payable to participants at June 30, 2002 and 2001, are approximately (euro)9,860 and (euro)7,668, respectively.

5.    COMPANY STOCK

      At June 30, 2002 and 2001, 18,226 and 13,499 shares, respectively, of Procter & Gamble Company Stock were held by the Plan. The cost of this stock at June 30, 2002 and 2001, was (euro)1,432,208 and (euro)1,030,407, respectively.

      At June 30, 2002 and 2001, 351 and nil shares, respectively, of J.M. Smuckers Company Stock were held by the Plan. The cost of this stock at June 30, 2002 and 2001, was (euro)11,137 and (euro)nil, respectively.

6.    PARTICIPATING PROCTER & GAMBLE COMPANIES

      The participating Procter & Gamble companies are as follows:

      o  Procter & Gamble (Manufacturing) Ireland Ltd;
      o  Max Factor Ltd;
      o  Procter & Gamble Pharmaceuticals Ltd;
      o  Procter & Gamble (L&CP) Ltd.

7.    CLASS ACTION LAWSUIT

      During March of 2000, a class action lawsuit was filed against The Procter & Gamble Company by shareholders of common stock. The class was certified on October 29, 2001 by the United States District Court for the Southern District of Ohio, Western Division (the "Court"), and a settlement of $49,000,000 has been approved. The Plan joined the class of plaintiffs during March of 2002. Once the allocation of the settlement is determined and approved by the Court, the plan will receive its portion of the settlement to allocate to participant accounts.

      THE PLAN. Pursuant to the requirements of the Securities Exchange Act, the trustees (or other persons who administer the employees benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dublin, Ireland, on the 8th day of October, 2002.


PROCTER & GAMBLE IRELAND
EMPLOYEE SHARE OWNERSHIP PLAN



/S/ ALAN BROXSON
-----------------------------
Director
Irish Pensions Trust Limited,
Corporate Trustee



/S/ PATRICK BURKE
-----------------------------
Director
Irish Pensions Trust Limited,
Corporate Trustee



                                 EXHIBIT INDEX


Exhibit No.

   23                     Consent of Deloitte & Touche